

November 24, 2010

Junfeng Chen
Chief Financial Officer
New Energy Systems Group
116 West 23rd St., 5th Fl.
New York, New York 10011

> **Re: New Energy Systems Group**
> **Form 10-K**
> **Filed April 15, 2010**
> **File No. 000-49715**
> **Form 10-Q filed May 14, 2010, File No. 000-49715**
> **Form 10-Q filed November 15, 2010, File No. 001-34847**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Item 1. Business, page 3

1.   Please tell us, and revise future filings to provide an estimate of, the amount spent during each of the last two fiscal years on research and development activities. Refer to Regulation S-K Item 101(h)(4)(x).

2.   Please tell us where in this section you have disclosed the information required by Item 101(h) of Regulation S-K regarding the assembly and distribution of finished batteries segment mentioned on page F-20.

Anytone, page 8

3.	With a view toward clarified disclosure in future filings, please tell us the meaning of the first paragraph. Also, please tell us the specific nature of the business engaged in by Anytone.

Manufacturing and Raw Materials, page 8

4.	Please tell us and revise future filings to disclose clearly the nature and material terms of the arrangements with your suppliers. For example, it is unclear what type of "purchase plans" you have with your key suppliers, how and why those "can be" revised, or what are the material terms of the "preferable arrangements" you have negotiated.

5.	Please reconcile your disclosure in the tables on page 9 with your disclosure in the first two paragraphs of Note 13 on page F-20.

Dependence on One or a Few Customers, page 9

6.	As a related matter, the information in the second paragraph on page 9 is inconsistent with the information in the tables on page F-20 and with other statements in that paragraph. Please reconcile.

Intellectual Property, page 10

7.	Please tell us, and revise future filings to clarify, the number and terms of your current patents. For example, we note your disclosure in the fourth sentence that some of your three patents listed in the third sentence expired more than five years ago. We also note your disclosure in the last sentence of the first paragraph that each of your Anytone patents has a lifetime of ten years, but there is no indication of when these patents were issued.

Item 2. Properties, page 12

8.	Please tell us and revise future filings to clarify the nature of your U.S. office. For example, do you share office space with other tenants? Do you lease the facility? What business functions are performed from that office and how many employees are located there?

Item 5. Market for Registrant's Common Equity . . . , page 13

Equity Compensation Plan Information, page 14

9.   Regarding your disclosure in this section:

- We note your reference to a Form S-8 related to your 2009 Equity Compensation Plan, which appears to have been filed October 28, 2009. Given your disclosure on page F-7 that your name changed to that of the current registrant in September 2009, please tell us why that Form S-8 refers to your prior name as the issuer and on what authority that registration statement was filed under your prior name;
- Given the language in the Form S-8 registration statement regarding incorporating by reference future filings, it is unclear why you did not include the exhibit required by Item 601(b)(23) of Regulation S-K. Please amend your filing accordingly.

Item 7. Management's Discussion and Analysis . . . , page 14

Business Overview . . . , page 15

10.   Please tell us, and revise future filings to disclose, seasonal aspects of your battery segment. In this regard, it appears from your Exchange Act filings that you had sales of $14.7 million in the second half of 2008, but that sales in that segment totaled only about $5.4 million in the first half of 2009.

Operating Expenses, page 17

11.   With a view toward disclosure in future filings, please tell us the identities of the consultants mentioned here and on page F-18 and what specific services were performed to "promote the Company's image." Also, please file the agreement related to these services as an exhibit.

Liquidity and Capital Resources, page 17

12.   Please reconcile:

- your disclosure here and on page F-5;
- why you did not discuss your $527,225 unsecured, due on demand, non-interest bearing loan payable, mentioned on page 26;

Please also file as an exhibit, or incorporate by reference in your Exhibit Index, your Share Exchange Agreement with Anytone International (H.K.) Co., Ltd. and Shenzhen Anytone Technology Co., Ltd.

Item 10. Directors, Executive Officers, and Corporate Governance, page 22

Directors and Executive Officers, page 22

13.   Please tell us and revise future filings to discuss briefly, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. Refer to Regulation S-K Item 401(e).

14.   Please revise future filings to include the disclosures required by Regulation S-K Item 407(d)(5) of Regulation S-K.

Involvement in Certain Legal Proceedings, page 23

15.   With a view toward appropriate disclosure, please tell us whether any of your directors or executive officers was involved in the legal proceedings listed in Regulation S-K Item 401(f) during the past ten years. We note that your disclosure only covers the last five years.

Compliance with Section 16(a) of the Exchange Act, page 23

16.   Please tell us, and revise future filings to indicate as applicable, the number of late reports, the number of transactions that were not reported on a timely basis, and any known failure to file a required form for each person identified. Refer to Regulation S-K Item 405(a)(2).

Item 12. Security Ownership . . . , page 25

17.   With a view toward disclosure in future or amended filings, please tell us how this table addresses all outstanding classes of voting stock, including the class of preferred stock mentioned on page F-7. Include draft disclosure in your response, as appropriate.

Item 13. Certain Relationships and Related Transactions . . . , page 26

18.   Please tell us, and revise future filings to clarify, the name of the related person, the basis on which the person is a related person, and any amounts paid related to the loan payable mentioned in the second sentence. Refer to Regulation S-K Item 404(a). Please also file the related party loan agreement as an exhibit.

19.   Please tell us why you did not disclose your $262,380 unsecured, due on demand, and non-interest bearing advance to the original owners of Anytone International, mentioned in Note 6 on page F-13 of your Form 10-Q for the fiscal quarter ended June 30, 2010.

20.   Please tell us, and revise future filings to clarify, whether each of your directors is independent. Refer to Regulation S-K Item 407(a).

Item 15. Exhibits, Financial Statement Schedules., page 27

21.   Please file as exhibits:

- your material lease agreements, mentioned on page 12;
- your Stock Option Incentive Plan and China Digital Communication Group 2009 Equity Incentive Plan, mentioned in the first two paragraphs on page 14; and
- your September 8, 2009 amendment to your Articles of Incorporation, mentioned in Note 1 on page F-7, and your October 20, 2010 amendment noted on page 18 of your Form 10-Q for the fiscal quarter ended September 30, 2010.

Refer to Regulation S-K Item 601(b)(3),(10).

22.   We note that Exhibit 21.1 is blank. Please revise future filings to include your list of subsidiaries. Refer to Regulation S-K Item 601(b)(21).

Financial Statements, page 31

Consolidated Balance Sheets, page F-3

23.   We note that you presented $(2,448,493) of deferred compensation as a decrease in equity. Please note that the guidance at FASB ASC 718-10-25-2 indicates an entity shall recognize the goods acquired or services received in a share-based payment transaction with employees when it obtains the goods or as services are received and the entity shall recognize either a corresponding *increase* in equity or a liability, depending on the terms of the instrument. Please tell us why your current presentation of deferred compensation is in accordance with U.S. GAAP. Cite the appropriate guidance upon which you relied. We also refer you to the guidance at SAB 107.

Notes to Consolidated Financial Statements, page F-7

Note 2 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

24.   We see your current revenue recognition disclosures herein but believe they need to be more specific. Please revise this Note in future filings to indicate the nature of all material revenue transactions and how your accounting policies for each type of sales transaction comply with FASB ASC Topic 605 and SAB 104. In a related matter, tell us why this Note references FASB ASC Topic 480.

Goodwill, page F-12

25.   We see your goodwill policy disclosures herein but believe they need to be more specific. Please revise this Note in future filings to indicate how your accounting policies for the recognition and measurement of goodwill impairments comply with FASB ASC Topic 350-20-35.

Financial Statements, page 3

Consolidated Statements of Cash Flows, page 5

26.   Please tell us why you presented the $5 million payment on the acquisition liability for Anytone as a financing activity herein. It appears the payment was related to an investing activity. Your response should reference the guidance at FASB ASC Topic 230 you believe supports your current presentation.

Notes to Consolidated Financial Statements, page 6

Note 14 – Acquisition of Anytone, Newpower and Unaudited Pro Forma Financial Information, page 17

27.   We noted the following from information herein and elsewhere in the filing:

* on January 12, 2010 you closed the transactions contemplated by the share exchange agreement dated December 11, 2009 with Newpower;
* on December 30, 2009 you issued to the shareholders of Newpower, proportionally among the Newpower shareholders in accordance with their respective ownership interests in Newpower immediately before the closing of the Share Exchange, 1,823,346 shares of your common stock with a restrictive legend and
* for convenience of reporting the acquisition for accounting purposes, December 31, 2009 was designated as the acquisition date.

Please tell us how you determined the acquisition date of Newpower, including your consideration of the guidance at FASB ASC Topic 805-10-25-6 and 7. Specifically describe when and how you gained control of Newpower. Also, given you indicated December 31, 2009 was the acquisition date, tell us how your December 31, 2009 financial statements reflect the values of the consideration issued for the Newpower transaction, including the $3 million cash payment. In this regard, we note your stockholders' equity at December 31, 2009 appears to reflect the shares issued in the transaction but does not appear to reflect any monetary value for them and we note the disclosures on page 9 of this filing that "Cash from operating, investing and financing activities excluded the effect of the acquisition of Newpower". Finally, tell us if the prior Newpower shareholders had or have any relationship with the prior shareholders of Anytone.

28.   We see you disclose herein that you determined the fair value of the shares issued in the Anytone and Newpower acquisitions by multiplying the shares issued in connection with each transaction by the average stock price of New Energy two days before and two days after the agreement date. Please tell us how the referenced measurement policy is consistent with the guidance at FASB ASC Topic 805-30-30-7 or other applicable U.S. GAAP.

Form 10-Q for the Quarter Ended March 31, 2010

Item 6. Exhibits., page 9

29.   Please file as exhibits, or incorporate by reference:

*   your share exchange agreement dated December 11, 2009 with Shenzhen NewPower Technology Co., Ltd., mentioned in Note 14 on page F-17; and
*   the NewPower lease agreement, mentioned in Note 15 on page F-17.

Form 10-Q for the Quarter Ended September 30, 2010

30.   We note the October 20, 2010 amendment to your certificate of designations mentioned on page 18. Please tell us what provision of your governing documents or law of your jurisdiction of incorporation permitted you to obtain only the approval of the holders of your preferred stock before filing that amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

for

Jeff Jaramillo
Accounting Branch Chief